Exhibit 4.1

Indemnification and Exemption Agreement

Mr. / Ms. _________

WHEREAS,	at the request of Nasus Pharma Ltd. ( the “Company”), you served in the past, are currently serving or will serve in the future as an “Office Holder” (“nosse misra”) of the Company, as such term is defined in Section 1 of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,	in recognition of your need for substantial protection against personal liability in order to assure your continued service to the Company in an effective manner and, in part, in order to provide you with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Company’s Articles of Association will be available to you, the Company wishes to undertake in this Indemnification, Insurance and Exculpation Undertaking (this “Undertaking”) to indemnify you and to advance expenses to you to the maximum extent permitted by applicable law and as set forth in this Undertaking and provide for insurance and exculpation of you as set forth in this Undertaking; and

WHEREAS,	Article 65 of the Company’s Articles of Association provides that the Company may indemnify its Office Holders to the maximum extent permitted by applicable law, and Article 66 of the Company’s Articles of Association provides that the Company may exculpate its Office Holders to the maximum extent permitted by applicable law; and

WHEREAS,	on [_] [_], 2025, the Company’s shareholders in general meeting approved the issuance of this Undertaking;

THEREFORE,	The Company hereby confirms to you that:

I. Indemnification

1. Undertaking to Indemnify. the Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law for any liability and expense specified in subsections (a) through (f) below, imposed on you due to or in connection with an act performed by you, either prior to or after the date hereof, in your capacity as an Office Holder, including as a director, officer, employee, observer, agent or fiduciary of . the Company, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which you serve at any time at the request of the Company (a “Corporate Capacity”). The term “act performed in your capacity as an Office Holder” shall include any act, omission and failure to act and any other circumstances relating to or arising from your service in a Corporate Capacity.

a.	Financial liability imposed on you in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitration award confirmed by a court. For purposes of Section 1 of this Undertaking, the term “person” shall include a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body.

b.	Reasonable litigation expenses, including attorneys’ fees, incurred by you as a result of an investigation or any proceeding instituted against you by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without the filing of an indictment against you in a matter in which a criminal investigation has been instigated and without there being imposed on you a financial obligation in lieu of a criminal proceeding, or that was concluded without the filing of an indictment against you in a matter in which a criminal investigation has been instigated but with the imposition of a financial obligation in lieu of a criminal proceeding with respect to an offense that does not require proof of mens rea, or in connection with a financial sanction. In this paragraph:

i.	“conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been instigated” – shall have the meaning specified in Section 260(a)(1A) of the Companies Law;

ii.	“financial obligation in lieu of a criminal proceeding” – a financial liability imposed by applicable law in lieu of a criminal proceeding, including an administrative fine under the Administrative Offenses Law, 5746-1985, a fine for an offense categorized as a fine-bearing offense under the provisions of the Criminal Procedure Law, a financial sanction or a penalty;

c.	Reasonable litigation expenses, including attorneys’ fees, incurred by you, or assessed against you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted or in which you are convicted of an offense that does not require proof of mens rea.

d.	Expenses incurred by you in connection with a proceeding pursuant to Article D of Chapter Four of Part Nine of the Companies Law, as amended from time to time, including reasonable litigation expenses, and including attorneys’ fees.

e.	Expenses incurred by you in connection with a proceeding under the Israeli Economic Competition Law, 5748-1988, which is conducted with respect to you, including reasonable litigation expenses, and including attorneys’ fees.

f.	Any other liability or other expense for which it is permitted or will be permitted by applicable law to indemnify you, including without limitations, in accordance with Sections 52(54)(a)(1)(a) and 56h(b)(1) of the Israeli Securities Law, 5728-1968 and/or in connection with a proceeding under Chapters H’3, H’4, or I’1 of the Israeli Securities Law.

For the purpose of this Undertaking, “expenses” shall include attorneys’ fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by you at such time as you are required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand.

Subject to the below paragraph, if you so request in writing, and subject to the Company’s repayment and reimbursement rights set forth in this Undertaking and to any limitation imposed by applicable law, the Company shall pay amounts to cover expenses with respect to which you are entitled to be indemnified under Section 1 above, as and when incurred. The payments of such amounts shall be made promptly by the Company directly to your legal and other advisors, and any such payment shall be deemed to constitute indemnification hereunder. As part of such undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting for liens imposed on your assets.

If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

2. Scope of Coverage. the Company’s undertaking to indemnify you pursuant to Section 1(a) above and advance expenses is limited to liabilities and expenses deriving from your actions in the cases detailed below1 (in the subsections below, the Company – including subsidiaries and affiliated companies in which you serve as an Office Holder in matters related thereto):

1.	actions or omissions deriving from the Company being public or traded on a stock exchange, or relating to an offer to the public or the public or private issuance of securities of the Company by the Company or by a shareholder, whether such liabilities and expenses relate to the securities laws of the United States, of Israel or of any other jurisdiction;

2.	any claims that matters that were required to be included in public disclosures were not disclosed as required by applicable law, whether such liabilities and expenses relate to the securities laws of the United States, of Israel or of any other jurisdiction;

1 Israeli law requires that indemnification in advance be limited to specified matters that are expected to be relevant to the company’s BOD.

3.	your actions or omissions in a Corporate Capacity relating to the operations and management of the Company;

4.	actions or omissions in connection with investments the Company makes in other entities, whether before or after the investment is made, for the purpose of entering into, effecting, developing, monitoring and supervising the transaction;

5.	actions or omissions relating to the purchase or sale of companies, legal entities or their assets, their splitting or merging;

6.	any sale, purchase or holding of marketable securities, or other investments for or on behalf of the Company;

7.	actions or omissions relating to patents, trademarks, copyrights and other intellectual property of the Company, including their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof;

8.	actions or omissions relating to the Company’s labor relations or the Company’s commercial relationships, including with employees, independent contractors, customers, suppliers and other service providers;

9.	any “Transaction” as defined in Section 1 of the Companies Law;

10.	actions or omissions relating to the distribution of dividends or repurchase of shares or returns of capital or loans of the Company;

11.	actions or omissions relating to the application of anti-takeover measures, tender offers, including actions relating to delivery of opinions in relation thereto, of the Company;

12.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

13.	Actions in connection with the developing, testing (including clinical trials) and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or Subsidiary and/or Affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or Subsidiary and/or affiliate and/or any third party;

14.	Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Subsidiary and/or Affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any Subsidiaries and/or Affiliates;

15.	Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or Subsidiary and/or any Affiliate;

16.	claims in connection with data protection and/or privacy laws and regulations regarding invasion of privacy, including with respect to databases, laws and regulations in regard of slander and/or personal health information.

17.	Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors;

18.	Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws;

19.	Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials;

20.	claims by any third party suffering any personal injury or any property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf, including failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices;

21.	claims relating to participation or non-participation at the Company’s board meetings, or bona fide expression of opinion or voting or abstention from voting at such board meetings including, in each case, any committee thereof, as well as expression of any opinion publicly in connection with service as an Office Holder;

22.	The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law - 1968, and/or according to rules and/or regulations adopted by the stock market LLC or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto;

23.	Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts;

24.	violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including claims under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, or under the Israeli Securities Law, 5728-1968, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, option holders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including any such claims relating to merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of the Company, including the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities; and

25.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement; and

26.	Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

3. Exclusions. the Company shall not indemnify you for any financial liability imposed upon you for any of the following:

a.	breach of the duty of loyalty, unless you acted in good faith and had a reasonable basis to assume that such action would not prejudice the best interests of the Company;

b.	intentional or reckless breach of the duty of care, but specifically excluding negligence;

c.	an action taken with the intention to unlawfully gain personal profit; or

d.	any fine, civil fine, financial sanction or penalty imposed on you.

4. Amount of indemnification.

a.

The maximum aggregate amount of indemnification to be paid by the Company to all Office Holders who are entitled to indemnification, whether in advance or retroactively, according to all the indemnification undertakings that the Company will grant to the Office Holders (including indemnification undertakings granted to Office Holders of its direct and indirect subsidiaries), if and to the extent it will grant the same, shall not exceed, in the aggregate, the greater of (i) 25% of shareholders’ equity (ii) USD 5 million (the “Maximum Indemnification Amount”).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the D&O Insurance, which the Company has purchased or will purchase from time to time.

b.	If the total of the amounts for which all Office Holders are entitled to indemnification exceeds the Maximum Indemnification Amount, each relevant Office Holder, including you, will receive indemnification based on the ratio between the amount for which such Office Holder is liable and the aggregate amount for which all Office Holders are liable with respect to such matter.

c.

In the event that you receive indemnification from an insurer in accordance with a directors and officers liability insurance policy with respect to a matter that is the subject of indemnification, the indemnification shall be granted in the amount of the difference between the indemnification due to the Office Holder according to this Undertaking for such indemnification, and the amount received from the insurer in respect of such matter, provided that the indemnification amount to which the Company has committed does not exceed the Maximum Indemnification Amount. In the event that you receive indemnification from the insurer as stated, the Company’s liability shall not be reduced according to this Undertaking and the amounts of the total indemnification may be beyond the amounts received from the insurance company up to the Maximum Indemnification Amount.

d.

Advances given, if given, to cover legal expenses in criminal proceedings will be repaid by you to the Company you are found guilty of a crime, which requires proof of mens rea. Other advances will be repaid by you to the Company if it is determined by a court of competent jurisdiction that Indemnitee is not lawfully entitled to such indemnification.

5. Conditions for granting indemnification.

a.	You shall notify the Company of any judicial or administrative proceeding (“Legal Proceeding”) that may be initiated against you, and of any suspicion or threat that any such Legal Proceeding may be initiated against you, promptly after you first become aware of it, and you shall forward to the Company or to whomever is designated by the Company, without delay, any document you receive in connection with such proceeding. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to the you under this Undertaking, or otherwise, unless and only to the extent that such failure or delay materially prejudices the Company.

b.	the Company shall be entitled to assume your legal defense of such Legal Proceeding or to turn over such defense to any counsel selected by the Company for this purpose.

c.	the Company or such counsel shall be exclusively entitled to conduct your legal defense and to conclude such proceeding as they deem fit. At the request of the Company, you shall sign any document authorizing the Company or such counsel to handle your defense in such proceeding and to represent you in all matters related thereto, in accordance with the above. the Company shall not be liable to indemnify you under this Undertaking for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected by you without the Company’s prior written consent.

d.	If the Company acts in accordance with the provisions of subsection (c) above and you enable it to do so, the Company will cover all the other expenses and payments that are involved so that you will not be required to pay or finance them yourself, without this detracting from the indemnification to which you are entitled pursuant to this Undertaking.

e.	You shall fully cooperate with the Company or any such counsel as may be required of you by any of them as part of their dealing with such Legal Proceeding, provided that the Company will cover all expenses involved so that you will not be required to pay or finance them yourself.

6. Legal Proceeding Involving the Company. the Company may, from time to time, ask you to participate in or otherwise assist in a Legal Proceeding brought by, against or otherwise involving the Company. In such case, the Company will advance or promptly reimburse your reasonable expenses incurred in connection with your participation or assistance in such Legal Proceeding, subject to such guidelines and procedures as may be established by the Company from time to time. The Company’s obligations under this Section 6 shall not be subject to the provisions or limitations of Sections 1 through 5 above.

II.	Insurance

7. The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance expenses under this Undertaking, The Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for your benefit to the maximum extent of the coverage available for individual insured persons under such policy or policies, providing coverage in amounts as reasonably determined by the Board; provided that The Company shall have no obligation to obtain or maintain directors and officers liability insurance if The Company determines in good faith that such insurance is not reasonably available, the premium for such insurance is disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify you at least 30 days prior to the expiration or termination of any such directors and officers liability insurance.

8. The Company undertakes to give prompt written notice of the commencement of any claim hereunder to its insurers in accordance with the procedures set forth in each of the potentially applicable policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on your behalf, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from The Company’s authority to freely negotiate or reach any compromise with the insurers that, in The Company’s sole discretion, is reasonable, provided that The Company shall act in good faith and in a diligent manner.

9. The Company shall not be liable under this Undertaking to make any payment in connection with any indemnifiable event to the extent you have otherwise actually received payment under any insurance policy or otherwise (without any obligation on your part to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to you under such insurance policy or otherwise after the Company has indemnified you for such liability or expense shall be repaid to the Company promptly upon receipt by you. The Company hereby acknowledges that from time to time you may have certain rights to indemnification, advancement of expenses or insurance provided by shareholders of The Company, and certain of its affiliates and third parties (collectively, the “Secondary Indemnitors”). Subject to the terms and conditions of this Undertaking, the Company hereby agrees that (i) the Company is the indemnitor of first resort (i.e. its obligations to you are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by you is secondary); (ii) the Company shall be required to advance the full amount of expenses incurred by you and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Undertaking (or any other agreement between The Company and you), without regard to any rights you may have against the Secondary Indemnitors; and (iii) the Company irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims The Company may have against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Without altering or expanding any of The Company’s indemnification obligations hereunder, The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of you with respect to any claim for which you have sought indemnification from The Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of you against The Company. The Company agrees that the Secondary Indemnitors are express third party beneficiaries of the terms of this section.

III.	Exculpation

10. To the maximum extent permitted by applicable law, The Company hereby exculpates and releases you in advance and retrospectively from your responsibility, in whole or in part, to The Company with respect to damages related to any breach of the duty of care to The Company, except in those instances where The Company cannot exculpate you in advance from your responsibility to The Company, including with respect to the breach of the duty of care in connection with a “distribution” as such term is defined in the Companies Law.

IV.	Validity of the Undertaking

11. This Undertaking relates to your performance as an Office Holder of The Company, or a director or officer, employee, observer, agent or fiduciary in the entities specified in the first paragraph of Section 1, and will be valid both with respect to proceedings taken against you during your term as an Office Holder, or director or officer, employee, observer, agent or fiduciary as above, and with respect to proceedings against you following the end of your term, provided that they relate to actions that were performed by you from the date on which your term of office commenced, either directly or indirectly, during or as a result of your being an Office Holder of The Company, or a director or officer, employee, observer, agent or fiduciary in the entities specified in the first paragraph of Section 1, and as a result thereof. This Undertaking shall also inure to the benefit of your heirs and other legal substitutes.

12. This Undertaking supersedes any prior undertaking for indemnification, if given to you in the past; however, this Undertaking does not derogate from or waive any other indemnification or exculpation to which you are entitled from any other source by applicable law or by any other undertaking.

13. This Undertaking shall not restrict The Company or prevent it from granting additional or special indemnification or exculpation, provided that this does not prejudice the indemnification and exculpation that are the subject of this Undertaking.

14. Your rights hereunder shall not be deemed exclusive of any other rights that you may have under The Company’s Articles of Association, applicable law or otherwise, and to the extent that during the indemnification period the indemnification rights of the then-serving Office Holders are more favorable to such Office Holders than the indemnification rights provided hereunder to you, you shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law. To the extent that a change in the law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under The Company’s Articles of Association of The Company and this Undertaking, then you shall enjoy by this undertaking the greater benefits so afforded by such change.

V.	Miscellaneous

15. Duration of Undertaking. All agreements and obligations of The Company contained herein shall continue during the period you are an Office Holder of The Company (or are or were serving at the request of The Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as you may be subject to any proceeding by reason of your Corporate Capacity, whether or not you are acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Undertaking. This Undertaking shall continue in effect regardless of whether you continue to serve as an Office Holder of The Company or any affiliated company at The Company’s request.

16. Amendments and Waivers. This Undertaking shall constitute a binding undertaking by The Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No amendment, alteration or repeal of this Undertaking or of any provision hereof shall limit or restrict any of your rights under this Undertaking in respect of any action taken or omitted by you prior to such amendment, alteration or repeal, unless caused by a change to the law that cannot be altered contractually. No waiver of any of the provisions of this Undertaking shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

17. Notices. All notices and other communications given or made pursuant to this Undertaking shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b), if sent by electronic mail or facsimile (with electronic confirmation of receipt) on the recipient’s next business day, (c) four (4) days after having been sent by a recognized overnight courier, postage prepaid.

18. Successors and Assigns. This Undertaking shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of The Company), assigns, spouses, heirs, executors and personal and legal representatives.

19. Governing Law. This Undertaking shall be governed by the laws of the State of Israel. The competent courts of the State of Israel located in Tel Aviv shall have exclusive jurisdiction over all matters in connection with this Undertaking, including its validity, construction, extent or cancellation. Each party irrevocably submits to the exclusive jurisdiction of such courts, and no other forum shall have any jurisdiction.

20. Enforcement. The Company expressly confirms and agrees that it has entered into this Undertaking and assumed the obligations imposed on it hereby in order to induce you to serve as an Office Holder of The Company, and The Company acknowledges that you are relying upon this Undertaking in serving as an Office Holder of The Company.

21. Counterparts; Facsimile. This Undertaking may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Indemnitee	Nasus Pharma Ltd.

Name:	Name:
Title:	Title: